Fuqin Fintech Limited

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

September 21, 2018

Via E-Mail

Era Anagnosti

Acting Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Fuqin Fintech Limited
Registration Statement on Form F-1
Submitted June 28, 2018
File No. 333-227131

Dear Ms. Anagnosti:

We are in receipt of your comment letter dated September 12, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Any failure by Hengye, our consolidated variable interest entity, or its shareholders to perform their obligations under our contract..., page 24

1.	We note that your contractual arrangements provide for the resolution of disputes through arbitration in China. Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revise the risk factor on page 26 to reflect that the arbitration provisions relate to claims arising out of the contractual relationship created by the VIE agreements, and does not apply to claims under the US federal securities law and do not prevent shareholders of the Company from pursuing claims under the US federal securities laws.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

Fuqin Fintech Limited

By:	/s/ Xingliang Li
Name:	Xingliang Li
Title:	Chief Executive Officer